UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: June 3, 2009	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

Gushan Environmental Energy Limited Temporarily

Suspends Production at Fujian Gushan

New York, June 3, 2009 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU) announced that it has temporarily suspended production at Fujian Gushan Bio-diesel Energy Co., Ltd (“Fujian Gushan”) due to a dispute with a local tax authority concerning consumption tax issues. Following recent changes to PRC regulations on consumption tax rates to be levied on diesel products, which took effect on January 1, 2009 (the “New Consumption Tax Law”), Gushan expressed its view to the State Administration of Taxation of Fujian Province (“Fujian SAT”) that its biodiesel, which is produced from used cooking oil, vegetable oil offal and jatropha oil, should not be subject to such consumption tax. Gushan was subsequently informed that Fujian SAT and the Fujian Municipal Finance Bureau jointly issued a written proposal to the PRC State Administration of Taxation (“PRC SAT”) requesting that biodiesel products without petroleum-based diesel content be specifically excluded from paying consumption tax. As of the date of this announcement, the PRC SAT has not yet replied to this proposal. Pending resolution of this issue with the provincial and national authorities, Gushan has not paid consumption tax on its sales of biodiesel during the first quarter of 2009.

Recently, Fujian Gushan received notices from the State Administration of Taxation of the Fuzhou Economic Technical Development Zone, Chang An Investment District Branch (the “local SAT”) requesting that it submit tax returns accounting for consumption tax on all of Fujian Gushan’s biodiesel sales at a rate of RMB0.8 per liter. Gushan expects that the local SAT will request Fujian Gushan to pay such consumption tax on a contingent basis so long as clarification from the PRC SAT is pending. Such contingent assessments could include assessments on Fujian Gushan’s biodiesel sales since January 1, 2009 and result in monthly cash outflows ranging from approximately RMB6.0 million to RMB8.0 million per month for future sales, based on internal estimates of sales information for Fujian Gushan.

As biodiesel prices are primarily influenced by guidance prices set by the National Development and Reform Committee of China (the “NDRC”) as well as the supply and demand for petroleum-based diesel fuel, Gushan believes it is unable to pass the costs of such consumption tax on to its customers by increasing biodiesel sale prices. Furthermore, due to significant narrowing in Fujian Gushan’s gross profit margin in recent periods, such contingent assessments of consumption tax on its biodiesel sales could result in negative operating cash flows from future sales. In order to minimize operating cash outflows, Gushan’s management has decided to temporarily suspend production at Fujian Gushan.

Fujian Gushan currently has an annual production capacity of 100,000 tons and accounted for approximately 29.4% of Gushan’s current annual biodiesel production capacity of 340,000 tons and a similar percentage of Gushan’s total sales for the first quarter of 2009. Due to Fujian Gushan’s large production volume relative to Gushan’s total annual production volume of biodiesel, the suspension would have a material adverse effect on Gushan’s capacity utilization and sales volumes which, in turn, would adversely affect Gushan’s results of operations. During the first quarter of 2009, Fujian Gushan produced and sold approximately 24.0 million liters of biodiesel. However, we expect Fujian Gushan’s production and sales to be lower in April and May 2009 due to road maintenance by the Fuzhou municipal government, which resulted in suspension of operations at Fujian Gushan since mid-April 2009.

To seek to address the operational impact of this suspension, Gushan is arranging for the temporary reallocation of Fujian Gushan’s employees to Gushan’s other plants and is liaising with all of its suppliers and customers to discuss options for the delivery of raw materials to, or the collection of biodiesel products from, Gushan’s other plants. However, these efforts may not be successful. Any loss of skilled employees or key customer or supplier relationships could have a material adverse impact on Gushan’s business, reputation and prospects. Moreover, Gushan cannot assure you that it will be able to successfully recommence operations at Fujian Gushan on a timely basis as it may encounter difficulties with reintegrating employees and reestablishing arrangements with customers and suppliers. Any prolonged suspension of operations at Fujian Gushan would further increase the ramp up time necessary for resuming normal operations.

Gushan plans to recommence operations at Fujian Gushan (i) upon clarification from the PRC SAT that its biodiesel products are exempt from paying such consumption tax or (ii) if market prices for biodiesel increase sufficiently to allow Gushan to sustain positive cash flows while paying such consumption tax. Recently, market prices for biodiesel have increased as a result of the NDRC’s decision to raise the guidance price of diesel by RMB400 per ton, effective from June 1, 2009. In addition, global crude oil prices, which also impact biodiesel prices, have increased in recent months. For example, WTI Crude Oil prices increased from approximately USD34.0 per barrel to approximately USD68.0 per barrel on February 12, 2009 and June 2, 2009, respectively. Gushan is eager to restart operations at Fujian Gushan and will continue to monitor such changes during the suspension to evaluate the appropriate timing for and practicality of recommencing operations.

As of the date of this announcement, Gushan’s other plants have not received similar consumption tax assessments on sales of biodiesel from any of their respective local tax authorities, however, no assurance can be given that Gushan will not receive such assessments for its other plants. Furthermore, due to ambiguity surrounding the application of consumption tax on biodiesel, there can be no assurance that the PRC SAT will determine that Gushan’s biodiesel sales are exempt from the New Consumption Tax Law. If Gushan is subject to consumption tax on its biodiesel sales as from January 1, 2009, it would be required to pay significant amounts of consumption tax for previous sales as well as for sales going forward. In such circumstances, Gushan may be unable to continue production until such time as market prices for biodiesel increase sufficiently to allow Gushan to achieve positive cash flows while paying such consumption tax. As a result, Gushan’s business, results of operations and financial condition would be materially and adversely affected.

About Gushan Environmental Energy Limited

Gushan is the largest biodiesel producer in China, as measured by annual production capacity, and one of the largest biodiesel producers in Asia, as measured by nominal capacity, according to a report by Frost & Sullivan, a market research and consulting firm, dated May 23, 2008. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The Company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 340,000 tons.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

U.S.

Elizabeth Cheek
Hill & Knowlton (New York)
Tel: (1) 212 885 0682
Email: elizabeth.cheek@hillandknowlton.com

Asia

Hoi Ni Kong
Hill & Knowlton (Hong Kong)
Tel: (852) 2894 6322
Email: hoini.kong@hillandknowlton.com.hk